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                                 UNITED STATES           SEC FILE Number 0-29236
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                                        Cusip Number 568278 10 5

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check one)_X_   Form 10-K and Form 10-KSB___   Form 20-F___  Form 11-K___
Form 10-Q and Form 10-QSB___   Form N-SAR___

          For Period Ended:
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended: _____________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has
                   Verified any information contained herein.
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     If the notification relates to a portion of the filing checked above,
            Identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
Marine Management Systems, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (STREET AND NUMBER)
470 West Avenue
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City, State and Zip Code
Stamford, CT 06902

PART II - RULES 23b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief Pursuant to Rule 12-b-25(b), the following should be completed. (Check appropriate box)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X  (b)  The subject annual report, semi-annual report, transition report on Form
        10-K and From 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_  (c)  The accountant's statement or other exhibit required by Rule 12-b-25(c)
        has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11K, 20F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The subject annual report on Form 10-KSB could not be filed on or before the due date because the registrant experienced unexpected delays in the preparation of its annual financial statements for the fiscal year ended December 31, 1997 and the related disclosure items in the Form 10-KSB. This occured because of recent changes in staff at the company. These delays could not have been avoided without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert N. Anderson              203                      327-6404
    ------------------          ----------              -----------------
         (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
     X  Yes      No
    ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     X  Yes      No
    ---      ---

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Marine Management System, Inc. will show a larger net loss than the prior year as follows:

                                                 1997               1996
                                              ----------         ----------
Actual Loss                                                     ($1,842,314)

Estimated Loss                               ($3,302,150)

Net Loss Per Common Share                                        ($.78)

Estimated Loss Per Common Share               ($.89)

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                        Marine Management Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 1998                        By /s/ Robert N. Anderson
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                                              Robert N. Anderson, Controller